SCF SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2021

This report in accordance with Rule 17a-5€(3) under the Securities Exchange Act of 1934.

PUBLIC DOCUMENT

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SEC FILE NUMBER
8-51760

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SCF Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

155 E. Shaw Ave., Suite #102
(No. and Street)

Fresno	CA	93710
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Layne Meadows	559-456-6108	lmeadows@scfinc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Citrin Cooperman & Company, LLP
(Name – if individual, state last, first, and middle name)

529 Fifth Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

11/02/2005	2468
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Layne Meadows, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SCF Securities, Inc., as of 12/31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Chief Financial Officer

See attached
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA JURAT WITH AFFIANT STATEMENT   GOVERNMENT CODE § 8202

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

_____
Signature of Document Signer No. 1   Signature of Document Signer No. 2 (if any)

> A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of _Fresno_____



BARBARA MARIE LIPPIE
Notary Public - California
Fresno County
Commission # 2319007
My Comm. Expires Feb 9, 2024

Subscribed and sworn to (or affirmed) before me
on this __25__ day of __March_____, 20_22_,
by   *Date*   *Month*   *Year*

(1)___Layne Meadows_____

(and (2)_____),
                    Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature _Barbara Marie Lippie_____
                    Signature of Notary Public

Seal
Place Notary Seal Above

───────────── *OPTIONAL* ─────────────
Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: _____ Document Date: _____

Number of Pages: _____ Signer(s) Other Than Named Above: _____

©2014 National Notary Association • www.NationalNotary.org • 1-800-US NOTARY (1-800-876-6827) Item #5910



Citrin Cooperman & Company, LLP
Certified Public Accountants

50 Rockefeller Plaza
New York, NY 10020
T 212.697.1000 F 212.697.1004
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
SCF Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of SCF Securities, Inc. as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of SCF Securities, Inc. as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of SCF Securities, Inc.'s management. Our responsibility is to express an opinion on SCF Securities, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to SCF Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as SCF Securities, Inc.'s auditor since 2022.
New York, New York
March 26, 2022

SCF SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Cash and cash equivalents	$	939,244
Commissions receivable		1,322,023
Clearing deposit with broker		50,000
Other receivables		97,284
Right-of-use assets		162,993
Due from Affiliates		530,384
Other assets		148,925
TOTAL ASSETS	$	3,250,853

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	609,606
Lease liability		162,993
Commissions payable		1,219,787
TOTAL LIABILITIES		1,992,386
STOCKHOLDER'S EQUITY		
Common stock, $0.01 par value, 1,000,000 shares authorized, 2,000 shares issued and outstanding		560
Additional paid-in capital		238,037
Retained earnings		1,019,870
TOTAL STOCKHOLDER'S EQUITY		1,258,467
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	3,250,853

The accompanying notes are an integral part of the financial statement.

NOTE 1. **ORGANIZATION AND NATURE OF BUSINESS**

SCF Securities, Inc. (the "Company"), is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a wholly owned subsidiary of SCF Holdings, Inc. ("Holdings"). All shares of Holdings were acquired by AWS 9, Inc. on April 1, 2021, and AWS 9, Inc. is wholly owned by the Company's ultimate parent, Atria Wealth Solutions, Inc. ("AWSI"). The Company's principal office is located in Fresno, California. The Company has registered representatives located throughout the United States, and the Company provides broker-dealer services for independent registered representatives as an introducing broker-dealer, clearing customer transactions through another broker-dealer on a fully disclosed basis.

NOTE 2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Cash and cash equivalents
Cash equivalents consist of highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Basis of presentation and use of estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition
The Company records commissions for the sale of insurance, mutual funds, variable annuity products and other securities as such commissions are earned. Refer to Note 3, *Revenue from Contracts with Customers*, for additional disaggregation of revenue in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 606.

Securities transactions
All securities transactions for the Company's customers are executed and cleared by other broker-dealers. Commissions are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to/from the customer.

Current Expected Credit Losses
ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326) introduced a credit loss methodology, Current Expected Credit Losses ("CECL"), which requires earlier recognition of credit losses, while also providing additional transparency about credit risk.

The CECL methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for loans, held-to-maturity securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. The methodology replaced the multiple existing impairment methods in current US GAAP, which generally required that a loss be incurred before it is recognized.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

For financial assets measured at amortized cost (e.g. cash and cash equivalents and receivables from clients), the Company has concluded that there are de minimus expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses.

Commissions and other receivables
Commissions and other receivables are stated at the amounts the Company expects to collect. The Company considers accounts receivable to be fully collectible. The determination of the amount of credit losses is based on the estimated credit-worthiness of the counterparty and the length of time a receivable has been outstanding. Other factors are considered by management based on relevant information about past events, current conditions and reasonable supportable forecasts as deemed necessary on a transaction-by-transaction basis. The Company continually monitors these estimates over the life of the receivable. The allowance for uncollectible accounts reflects the amount of loss that can be reasonably estimated by management. No allowance for credit losses were recorded as of December 31, 2021. The Company had receivables related to revenues from contracts with customers of $1,322,023 at December 31, 2021 and $909,332 at December 31, 2020. The Company had no liabilities related to contracts with customers at December 31, 2021 and December 31, 2020, respectively.

Right-of-use assets and lease liabilities
The Company recognizes its leases in accordance with ASC Topic 842, *Leases* ("ASC 842"). The guidance increases transparency and comparability by requiring the recognition of right-of-use ("ROU") assets and lease liabilities on the statement of financial condition.

The Company conducts an analysis of contracts, including real estate leases and service contracts to identify embedded leases, to determine the initial recognition of ROU assets and lease liabilities, which required subjective assessment over the determination of the associated discount rates.

The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of the Company's leases are not readily determinable and accordingly, the Company uses its incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The present value of the lease payments was determined using a 5% incremental borrowing rate.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease costs associated with short-term leases on a straight-line basis over the lease term.

NOTE 2.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

Income taxes

The Company accounts for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the difference are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amounts that are more likely than to be realized.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgement occurs.

NOTE 3.   **REVENUE FROM CONTRACTS WITH CUSTOMERS**

The Company has five primary revenue streams: (i) securities commissions, (ii) mutual fund, life insurance and variable annuity distribution fees, (iii) commission on the sale of alternative investments and private placements, (iv) due diligence and marketing reallowance, and (v) reimbursed expenses and other income. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Securities commissions, due diligence and marketing, and reimbursed expenses are generally recognized at a point in time upon the delivery of contracted services based on a predefined contractual amount or on the trade date for retail brokerage services based on prevailing market prices and internal and regulatory guidelines. All securities transactions for the Company's customers are executed and cleared by other broker-dealers. The Company earns revenue for selling affiliated and unaffiliated mutual funds, fixed and variable annuities, and insurance products. Commissions are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to/from the customer.

NOTE 3.   REVENUE FROM CONTRACTS WITH CUSTOMERS (CONTINUED)

The Company enters into arrangements with mutual funds, insurance and annuity sponsors, or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

The economic conditions which affect the Company's operations are related to overall trends in the economy and its impact on securities markets.

NOTE 4.   **CONCENTRATIONS OF CREDIT RISK**

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Asset balances that potentially subject the Company to concentrations of credit risk consist principally of cash accounts in financial institutions that periodically exceed federally insured limits. At December 31, 2021, the amount in cash accounts exceeding federally insured limits was approximately $689,244.

NOTE 5.   **AGREEMENT WITH CLEARING BROKER AND 15c3-3 EXEMPTION**

The Company, under Securities and Exchange Act ("Act") Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Act.

The clearing broker also performs all services customarily incidental thereto, including the preparation and distribution of customers' confirmations and statements and maintenance margin requirements under the Act and the rules of the Self-Regulatory Organizations of which the Company is a member. The clearing agreement requires the Company to maintain a deposit of $50,000 with the clearing broker. Such amount bears interest at current market rates.

NOTE 5.   **AGREEMENT WITH CLEARING BROKER AND 15c3-3 EXEMPTION (CONTINUED)**

The Company's other business activities are contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and are limited to effecting securities transactions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, and (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3).

NOTE 6.   **INCOME TAXES**

The Company reports its income taxes as part of a consolidated federal income tax return filed by AWSI. Federal, state, and local income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from AWSI. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statement, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statement for the changes in deferred tax liabilities or assets between years. At December 31, 2021, the Company had a current tax liability of $52,000 which is included in accounts payable and accrued expenses on the Statement of Financial Condition.

The Company accounts for income taxes in accordance with Accounting Standards Codification Topic 740-10, Accounting for Income Taxes. Current income taxes are provided for estimated taxes payable or refundable based on tax returns filed on the accrual basis of the accounting. Under the asset and liability method of FASB ASC Topic 740-10, deferred tax assets and liabilities are recognized for the estimated future tax consequences or benefits attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company is not subject to income tax return examinations by major taxing authorities for years before 2018. The tax benefit recognized is measured as the largest amount of benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets.

However, the Company's conclusions regarding this policy may be subject to reviews and adjustments at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

NOTE 6.   INCOME TAXES (CONTINUED)

The current and deferred portions of the income tax expense as determined in accordance with FASB ASC 740 for the year ended December 31, 2021 are as follows:

Current:	
Federal	$ 26,064
State	9,929
Total current provision	35,993
Deferred:	
Federal	115,138
State	43,862
Total deferred provision	159,000
Total income tax provision	$ 194,993

The recognition of deferred income taxes reflects the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Management has analyzed the Company's recorded tax benefits and concluded that each material position satisfied the required recognition and measurement threshold for inclusion within the financial statement. Consequently, the Company has not recorded any reserve for any uncertain tax positions and does not believe that a significant change will occur within the coming year as to any uncertain tax positions.

To the extent that a deferred tax asset is determined to be less than more likely than not to be realized, a valuation allowance is recorded. Management has determined that a valuation allowance is not required for any of its deferred tax assets.

In the event the Company is charged interest or penalties related to income tax matters, the Company would record such interest as income tax expense and would record such penalties as other expenses. No such charges have been incurred by the Company for 2021. At December 31, 2021, the Company had no uncertain tax positions.

NOTE 7.   **COMMITMENTS AND CONTINGENCIES**

Leases
The Company has one operating lease for the main office which expires on December 31, 2022. According to the terms of the lease agreement, space was offered on an "as-is" basis with no option to renew or extend beyond the end of the lease term. The lease includes no incentives. Future minimum lease payments are as follows:

Year Ending December 31	
2022	$169,543
Less: Present Value Discount	6,550
Operating lease – liability	$162,993

Weighted-average remaining lease (in years): 1
Weighted-average discount rate: 5%

NOTE 7.   COMMITMENTS AND CONTINGENCIES (CONTINUED)

Litigation

In the normal course of business, the Company may be a party to litigation or other regulatory matters. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

At December 31, 2021, the Company is named in three separate FINRA arbitration claims, each being brought by customers in relation to former registered representatives who are no longer with the Company. The Company is indemnified by the previous owners for legal matters that arise in connection with this matter. As such, the Company's management believes that the resolution of these matters will not result in any material adverse effect on the Company's financial statements.

NOTE 8.   RELATED-PARTY TRANSACTIONS

Pursuant to an expense sharing agreement ("Affiliate Arrangement") with affiliated organizations ("Holdings Affiliates") which are commonly owned by Holdings, certain expenses which are initially paid by the Company are allocated monthly to Holdings Affiliates.

In addition to the Affiliate Arrangement, the Company is party to other business transactions that create additional intercompany balances with Holdings Affiliates. Cash payments made in 2021 from Holdings Affiliates to the Company totaled $2,443,500, and at December 31, 2021, the Company has a receivable of $530,384 from Holdings Affiliates which is disclosed on the Statement of Financial Condition.

Pursuant to an administrative service arrangement ("Parent Arrangement") with AWSI, the Company pays for services provided by certain employees and for overhead expenses of AWSI which benefit the Company. In addition to the Parent Arrangement, the Company is party to other business transactions with AWSI and certain entities in which AWSI has an equity interest, and these transactions include but were not limited to the settlement of passthrough costs from shared vendors. At December 31, 2021, the Company has a payable of $65,117 to AWSI included in accounts payable and accrued expenses in the accompanying Statement of Financial Condition.

NOTE 9.   NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule15c3-1"), which requires the Company to maintain minimum net capital, as defined. Further, the rule requires that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1.

At December 31, 2021, the Company had net capital of $435,871, which was $313,911 in excess of its required net capital of $121,960. The Company's percentage of aggregate indebtedness to net capital was 4.2 to 1 at December 31, 2021.

NOTE 10.   **EMPLOYEE 401(k) RETIREMENT PLAN**

The Company has a qualified 401(k) retirement plan ("Plan") with an employer matching contribution provision covering all eligible employees as described in the Plan. The Company's contributions to the Plan, for the year ended December 31, 2021, amounted to $64,477.

NOTE 11.   **SUBSEQUENT EVENTS**

The Company evaluates events occurring after the date of the statement of financial condition for potential recognition or disclosure in its financial statement. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statement. The Company evaluated subsequent events through March 25, 2021, which is the date the financial statement was available to be issued.